

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Gottex Multi-Alternatives Master Fund
File No. 811-22416
Gottex Multi-Asset Endowment Master Fund
File No. 811-22415
Gottex Multi-Alternatives Fund -- Class I
File Nos. 333-166621, 811-22411
Gottex Multi-Alternatives Fund -- Class II
File Nos. 333-166620, 811-22414
Gottex Multi-Asset Endowment Fund -- Class I
File Nos. 333-166619, 811-22413
Gottex Multi-Asset Endowment Fund -- Class II
File Nos. 333-166618, 811-22412
(each a "Fund" and together, the "Funds")

Dear Mr. Silfen:

On May 7, Gottex Multi-Alternatives Master Fund ("Multi Alternatives Master Fund"), Gottex Multi-Asset Endowment Master Fund, Gottex Multi-Alternatives Fund -- Class I, Gottex Multi-Alternatives Fund -- Class II ("Multi Alternatives II"), Gottex Multi-Asset Endowment Fund -- Class I ("Multi Endowment I"), Gottex Multi-Asset Endowment Fund -- Class II, each filed a registration statement on Form N-2 under the Investment Company Act of 1940 ("1940 Act"); and with respect to the latter four feeder funds, under the Securities Act of 1933 ("Securities Act") as well.

The filings are similar in many respects and each feeder fund seeks to offer on a delayed or continuous basis shares of beneficial interest in pursuit of a multi-asset, multi-strategy investment program. The filings also differ in certain respects, e.g., two are master funds, four are feeders, and the Class II feeders do not employ distribution fees. In light of the similarity of the filings, we focused our review on the filing made by Multi Alternatives II. We have combined our comments regarding all six Funds in this correspondence; accordingly, a comment on disclosure that is substantially similar to information in any other filing applies to that other filing as well. Where appropriate, we identified comments applicable to Funds other than Multi Alternatives II.

We will review each Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information. Our comments regarding the filings are set forth below.

General

1.   Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board's leadership structure, risk oversight, and the skills and qualifications of board members. *See* Investment Company Act Release No. 29092 (December 16, 2009).

2.   At an appropriate location in the filing provide the disclosure that may be appropriate under the Commission's recent interpretive release regarding climate change, including regulatory or physical impacts of global warming on companies. *See*, Securities Act of 1933 Release No. 9106 (December 16, 2009).

3.   With respect to the discussion sub-captioned "Alternative Asset Class Risk – Physical Commodities," consider whether the disclosure should be revised in light of the recent West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.

4.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

5.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- reformat the disclosures appearing in all capital letters on the prospectus cover and elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),
- explain what is meant by the term "systematic portfolio risk management,"
- add definitions to the prospectus cover page that define "total return" and "short-term tactical opportunities,"
- define the term "Portfolio" appearing numerous times in the filing, including under "Prospectus Summary – Investment Program," and the sub-caption "Physical Commodities,"
- define the term "attractive" as used in disclosure indicating that the Fund seeks to generate attractive total returns,
- define the term "ordinary operating expenses," as used in Footnote 8 to the fee table,
- delete or clarify the meaning of the term "high quality external managers" appearing under the caption "Prospectus Summary – Investment Program," and in disclosure appearing later,

- explain the meaning of and clarify the following statement appearing under the sub-caption "Leverage & Borrowings Risk": "The Master Fund does not generally intend to borrow money directly, except in connection with the Macro Market Asset Allocation Overlay and, to a limited extent, in connection with certain strategies that may be utilized by certain Portfolio Managers,"
- add a definition to the prospectus cover page that defines "macro market asset allocation overlay," and
- explain, on the cover, what you mean by "separate account."

6.   All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

7.   Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497. If the latter, advise the staff how the legal opinion and financial statements will be updated.

8.   Although the feeders are separate registrants, they share the same prospectus. Accordingly, add a statement to the prospectus to the effect that there is a possibility that one fund might become liable for any misstatement, inaccuracy, or incomplete disclosure in the prospectus concerning the other fund.

Facing Page

9.   The facing page indicates that each filing was made under Rule 415. Explain to the staff the enumerated paragraph of the rule upon which the Funds are relying to make the offerings. In this connection, indicate whether this is an at the market offering under on Rule 415(a)(4)? If so, the Fund is relying on Rule 415(a)(1)(x). Confirm that the Fund satisfies the terms established in the Nuveen and Pilgrim no-action letters, including the requirement regarding the $75 million available float. *See* Nuveen Virginia Premium Income Municipal Fund, available October 6, 2006, and Pilgrim America Prime Rate Trust, available May 1, 1998.

10.   The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

11.   Remove the check from the box requesting effectiveness pursuant to §8(c).

12.   Add disclosure to the facing page to indicate that the board of the Master has executed the registration statements of the Feeders.

Item 8 of Multi Alternatives Master Fund's 1940 Act only filing

13.   Item 8 in the 1940 Act only filing made by the Multi Alternatives Master Fund discloses in the first and third paragraphs, respectively, that: "The Master Fund is a closed-end, <u>non-diversified</u>, management investment company . . ." and "The Master

Fund's investment program combines <u>broad diversification</u>, systematic portfolio risk management, internal management of a substantial portion of its assets . . ." (Emphasis added.) Reconcile these statements. Moreover, explain the legal basis supporting a structure where, as here, the master is non-diversified and its feeders are diversified.

Prospectus Cover

14.   Confirm that the disclosure appearing on page ii, beginning with the all caps clause: "INVESTING IN SHARES OF BENEFICIAL INTEREST . . .," the per share table and the accompanying footnotes, will appear on the outside front cover page of the prospectus.

15.   Revise, consistent with the Form N-2, the per share table as follows:

- delete the phrase "INITIAL MINIMUM PURCHASE" from the first column,
- delete the phrase "PER INITIAL PURCHASE" from the second column,
- delete the third column entirely, and
- with respect to the second column regarding the Maximum Sales Load, disclose in the table and describe in a footnote any other consideration to underwriters (e.g., 0.75% quarterly fee to the distributor). *See* Instruction 2, Item 1.1.g., of Form N-2.

16.   Disclosure captioned "Prospectus Summary – The Offering" states that this is a "best efforts" offering. If so, add the disclosure required by Instruction 5, Item 1.1.g., of the Form N-2.

17.   The design of the feeders and their disclosure filings may suggest to investors that the feeders are open-end funds, or two separate series and/or classes of one fund. For example, the feeders have the words Class I or Class II in their name. Explain to the staff why the name of these funds, suggesting a different class, is not misleading under §35(d) of the 1940 Act.

In addition, add disclosure to the cover indicating clearly that the Funds are not series of a single fund but rather, separate entities. In this connection, revise a later caption, "Redemption and Repurchase Offers" to remove any impression that the Funds are open-end funds.

18.   Reconcile disclosure appearing on the cover and under the sub-caption "Prospectus Summary – Borrowings; Leverage," which state, respectively, that: "The Master Fund generally will not borrow money for investment purposes (I.E., leverage its assets), nor effect short sales of securities" and "The Master Fund is authorized to borrow money for investment purposes (which is currently expected to be done only on a limited basis, E.G., in connection with the Macro Market Asset Allocation Overlay), to meet repurchase requests and for liquidity purposes."

19.   Revise the discussion that contains the following disclosure, "(collectively, 'Portfolio Fund')" so as to indicate that Portfolio Funds are also known as "hedge funds."

20.   Disclosure in the fourth paragraph states that: "As the use of leverage (either directly or through short sales or other financial instruments or strategies) is speculative and involves a high degree of risk, the Master Fund's investment performance could be adversely affected." Explain how the Master Fund's investment performance is adversely affected by leverage employed by the feeder.

21.   Confirm that the following disclosure captioned "To All Investors" will appear on the prospectus cover: "Prospective investors should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

Prospectus

22.   Disclosure on Page ii indicates that Foreside Fund Services, LLC is the Fund's Distributor. Explain to the staff why the term "underwriter" is not used in this instance, i.e., why this entity is not deemed to be an underwriter.

23.   Two paragraphs after this discussion the prospectus states that: "The Class I Feeder also pays the Distributor an ongoing quarterly distribution fee at an annualized rate of 0.75% of the Class I Feeder's average net asset value during the calendar quarter, as compensation for the sale and marketing . . ." While Rule 12b-1 under the 1940 Act is not applicable, has the Fund's board followed the rule as if it were?

24.   The second paragraph following this disclosure indicates that the Fund expects to recommend repurchase offers. In this connection, add disclosure to the effect that there is no assurance that the Fund will make repurchase offers.

25.   Delete the last sentence of the discussion captioned "To All Investors." The Fund is making a continuous offering that will need to be updated.

26.   Disclosure captioned "Prospectus Summary –Investment Program," references the Fund's direct investments in Portfolio Accounts. What are these accounts?

27.   The next paragraph discusses the Fund's exposure to Alternative Asset Classes. The third bullet lists: "Private equity investments, including interests in private equity or venture capital funds or private equity 'funds of funds' . . ." Clarify whether such fund's might include hedge funds, i.e., funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act.

28.   Disclosure under the caption "Prospectus Summary – Macro Market Asset Allocation Overlay," states that: "The Macro Market Asset Allocation Overlay seeks to enhance the Portfolio's risk/return profile through adding opportunities for realizing

short-term <u>returns</u>, and providing enhanced portfolio diversification." (Emphasis added.) Clarify whether the underlined term is based on income or gain, or both.

29.   The next sub-caption indicates that the Master Fund will borrow to, among other reasons, meet repurchase requests. Clarify whether the Fund's shares are redeemable. The last sentence of this paragraph states that: "The Portfolio Funds also may use leverage, and are not subject to the foregoing limits." Revise this disclosure to clarify that these funds are subject to the one third leverage limit of the 1940 Act. Further, if accurate, clarify that each master and feeder may leverage up to one third of its assets.

30.   Disclosure in the fourth paragraph under the caption "Prospectus Summary – "The Adviser," states that: "The Adviser manages <u>other accounts</u> in accordance with an investment strategy that is substantially similar to that of the Funds." (Emphasis added.) Explain why these accounts are not described in the prospectus as part of the Fund.

        Explain why each account does not constitute a separate investment company or series.

31.   Disclosure captioned "Prospectus Summary – Sub-Advisory Fees," discusses the 0.75% fee paid to Duff & Phelps. Clarify whether these are the maximum fees for all accounts, or whether the sub-advisory fee may go higher.

32.   The second paragraph captioned "Prospectus Summary – Incentive Fee," discusses the calculation of the fee and indicates that the calculation occurs before any repurchase of shares, or payment of dividends or distributions. If this may lessen the incentive to make repurchase offers during the year, disclose that fact. Revise the last paragraph of this discussion to note that there is no penalty or deduction if the Fund under performs.

33.   Disclosure captioned "Prospectus Summary – Sales Load/Distribution Fees," states that: "Selling Agents generally will be entitled to a sales load for distributing the Shares of the Class I Feeder. The specific amount of the sales load paid with respect to a shareholder is generally dependent on the purchase price paid by such shareholder, but will not exceed 2% of a shareholder's aggregate purchase price." Explain to the staff whether a shareholder who pays a sales load in effect pays a higher incentive fee than those who do not?

34.   Revise the second paragraph of the disclosure sub-captioned "Prospectus Summary – Fund Expenses," so as to indicate that the feeder funds indirectly bear fees and expenses of Portfolio Funds through their investment in the Master Fund.

35.   Disclosure in the third paragraph under this caption indicates that the Adviser and each Feeder Fund have entered into an expense limitation and reimbursement agreement. Confirm the agreement has been or will be filed as an exhibit. We note that it is not listed in Item 25.2 of the Fund's filing on Form N-2.

36.   Explain to the staff whether the underlined disclosure which follows refers to the acquired fund fees and expenses covered by General Instruction 10 under Item 3.1 of the Form N-2: "(including organization and offering expenses, <u>as well as the portion of the Master Fund's fees and expenses borne by the Feeder Fund</u>, but excluding any Incentive Fees . . ." (Emphasis added.)   If so, then reconcile this policy with the following sentence at the end of this paragraph which seems to indicate that acquired fund fees and expenses charged to the master fund will be covered by the waiver: "Neither Sub-Advisory Fees <u>nor the fees charged to the Master Fund by a Portfolio Fund</u> will be subject to the Expense Limitation Agreement." (Emphasis added.)

37.   Add disclosure to the sub-caption "Prospectus Summary – Repurchase Offers," which indicates that the adviser has a disincentive to recommend repurchase offers because the adviser's fee goes down.

38.   Disclosure captioned "Prospectus Summary – Principal Risk Factors," states that: "Because the Master Fund . . . primarily invests in common stocks and <u>other</u> equity securities, and, to a significantly lesser extent, in bonds and <u>other</u> debt securities . . ." (Emphasis added.) List the other securities referred to by the highlighted term.

39.   Reconcile the disclosure in the first bullet to the effect that the master fund invests primarily in equities with earlier disclosure to the effect that the master fund invests in alternative asset classes.

40.   The fourth bullet discusses the Fund's exposure to private equity. Disclose the percentage of assets to be invested in publicly traded equity versus the Fund's intended private investments. Similarly, disclose the percentage of the Fund's expected investments in illiquid investments.

41.   Disclosure captioned "Prospectus Summary – Principal Risk Factors - INVESTING IN PORTFOLIO FUNDS INVOLVES SPECIAL RISKS, INCLUDING THE FOLLOWING" indicates that the master fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds that this creates a risk that inaccurate valuations could adversely affect the value of shares and the amounts shareholders receive upon the repurchase of shares, and that because of the timing of the receipt of portfolio information the master fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation. In light of the above, add disclosure that states clearly that Fund net asset value and performance fees are based on valuations given by hedge funds, and that the advisory fee and performance fees are based on such information as well.

        In this connection, explain to the staff how the Fund could make continuous offerings at net asset value if it does not know what it net asset value is?

42.   Similarly, add disclosure to the eight bullet under this discussion which clearly explains that the Master, as a shareholder in a hedge fund, may bear the expenses of an incentive fee even though the performance overall was sub-par.

43.   Make the indicated change to the bullet that begins as follows: "Investments in Portfolio Funds ~~may be or may become~~ are illiquid, their marketability may be restricted . . ."

44.   Add disclosure to this list of risks to the effect that if hedge funds have limited liquidity, the ability of the master fund to repurchase is limited and consequently the ability of the feeder fund to repurchase your shares is also limited.

45.   Disclosure under this caption discusses side-pockets and contains the following statement: "Were the Funds to request redemption from a Portfolio Fund that distributed side pocket(s) to satisfy a portion of such redemption . . ." Explain what it is that a feeder fund should expect to be received upon the distribution of a side-pocket, e.g., will it receive portfolio securities or some other type of interest in pooled assets?

46.   Later disclosure under this caption discusses the risks of investing in a master/feeder arrangement, including changes in master fund policies leading to a withdrawal of the Fund's investment in the master. In this connection, you disclose that the master fund would notify the Fund. State whether Fund shareholders will also be notified.

47.   Revise the fee table consistent with the following:

- the introductory explanation to the fee table for the feeders needs to explain that the table shows the combined expenses of both the Master and the Feeder,
- the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,
- delete the space following the "Shareholder Transaction Expenses" caption or add a space following the line item immediately below it,
- revise the Management Fee line item and Footnote 2 to cover the .75% sub-advisory fees discuss under the caption "Fees and Expenses – Sub-advisory Fees," as well as the Incentive and catch-up fees otherwise discussed in the filing,
- revise the Incentive Fee line item so as to present the fee as 5.00%,
- delete the last full sentence of Footnote 3, to wit: "The fees paid by the Funds . . .,"
- explain the operation of the underlined parenthetical in the following disclosure: "TOTAL ANNUAL EXPENSES (excluding the Incentive Fee) (8)," e.g., is it referring to a different fee than the incentive fee line item. (Emphasis added.) In this connection, explain why the fee is excluded, is it not anticipated in the first year of operations. Further, reconcile the underlined exclusionary clause above with the "Net Annual Expenses After Expenses Limitation" line item which indicates that Portfolio Fund fees and expenses are included,

- if the Fund may issue preferred securities, confirm that the line item related to borrowing does or will include information regarding that form of leverage,
- because waived amounts may be recaptured, the term waiver should be changed to a term that more appropriately describes the arrangement,
- move the footnotes appearing after "Total Annual Expenses" so as to follow the Example,
- revise Footnote 8 to add the following highlighted disclosure as indicated or explain why it would not be appropriate to do: ". . . Adviser has agreed to waive its fees, or to pay or absorb the ordinary operating expenses of the applicable Feeder Fund (including . . . but excluding any Incentive Fees, the Sub-Advisory Fees and Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Feeder Fund or Master Fund, as applicable) . . .",
- disclosure in this footnote indicates that the Advisers may recapture waived or reimbursed expenses "for a period not to exceed three years from the end of the fiscal year in which they were incurred . . ." Explain to the staff the length of the period established by this provision and why this provision in your view is consistent with staff policy regarding recapture of expenses,
- revise the last sentence of Footnote 8 consistent with the following: "The Expense Limitation Agreement will remain in effect until terminated by the board of trustees of the Feeder Fund, and lastly
- the last two examples are presented "without a sales load." Explain to the staff the basis for presenting this information, any precedent for doing so and whether the information results in a fair presentation of Fund fees.

48.   The all caps paragraph appearing under the caption "Principal Risk Factors" discloses that: "REFERENCES TO PORTFOLIO MANAGERS INCLUDE SUB-ADVISERS OR MANAGERS OF PORTFOLIO FUNDS." Later disclosure refers to William Landes as "Senior Investment Partner and Funds' Portfolio Manager." (Emphasis added.) Please revise the disclosure to avoid confusion.

49.   Disclosure regarding the current market turmoil notes that: "The turmoil also spread beyond the banking and financial services industry and has begun to affect other seemingly unrelated industries, such as the U.S. automobile industry." Revise the disclosure to refer as well to the current uncertainty regarding certain Euro zone countries and, if deemed appropriate or relevant, the recent incident referred to by some as the "flash crash."

50.   Disclosure sub-captioned "Physical Commodities" indicates that the Fund may invest in, among others things, physical commodities, including energy products (such as crude oil, gasoline, heating oil, natural gas, coal. Disclose the amount of Fund assets to be devoted to these activities. In this connection, explain the significance of the statement in the next sub-caption to the affect that Portfolio Funds may have "exposure" to a wide variety of sub-sectors, including but not limited to oil and gas exploration, oil service, energy technology, power generation and transmission, pipelines and storage, and alternative or clean energy.

51.   Revise the last paragraph of the caption "Exchange-Traded Funds" to indicate that such investments involve a duplication of fees and expenses.

52.   Revise the discussion captioned "IPO Securities" to indicate that IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base and that assumptions based on that impact may be unwarranted.

53.   Replace the first sentence of the discussion captioned "FORWARD-LOOKING STATEMENTS" with the following sentence: "The forward-looking statements contained in this prospectus, any accompanying prospectus supplement and the statement of additional information are excluded from the safe harbor protection provided by section 27A of the Securities Act of 1933, as amended."

54.   Under the sub-caption "Lack of Operating History" it is disclosed that: "In addition, the Adviser and its personnel, including Dr. Landes, manage investment funds and accounts that have investment programs that are substantially similar to the investment program of the Funds." If accurate, add disclosure to the effect that such programs are not registered under the federal securities laws, or subject to the requirements of those laws or related requirements of the Internal Revenue Code.

55.   Add the indicated clause to the disclosure that appears under the caption "Structure": "Unlike a private investment fund, however, the Master Fund (and each Feeder Fund) has registered under the 1940 Act and, with respect to the Feeder Funds, registered its shares under the1933 Act to be able to offer shares publicly and without any limitation on the number of investors that can participate in the Master Fund's investment program."

56.   Revise the last paragraph of the discussion captioned "Management of the Fund - The Adviser" to indicate that shareholders will be notified with respect to changes of unaffiliated sub-advisers or fees paid to such advisers.

57.   Revise the discussion captioned "Incentive Fee" by adding an example calculation of that fee. The example should depict the fee calculation as of year end and for a fiscal period covering less than a year. In this connection clarify whether the 5% incentive fee is based on an annualized rate.

58.   Disclosure captioned "Distribution Fees" states that: "Selling Agents will be required to implement Fund procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares." (Emphasis added.) If accurate, add the word "Fund" as indicated above. Explain the meaning of the second underlined term.

59.   Disclosure in the first and second paragraphs under the caption "Description of Shares" state the following, respectively: "Each share . . . will be fully paid and non-

assessable, except that the Trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges . . ." and "Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments." The statements conflict and must be reconciled. If, as suggested by the first quote, the Funds shares are assessable, indicate what provision of the charter or by-laws provides for this assessment? If in your view, payments, set-offs, or share reductions pursuant to this provision, do not constitute offers or sales of a security under the Securities Act, pursuant to Rule 136 under the that Act, explain why not. Explain how the Fund will comply with the Securities Act when an assessment is made, i.e., will the assessment be registered under the Securities Act and if not what exemption applies, and the method to be used to account for an assessment. Further, explain whether in the event of an assessment resulting in an overstatement of the Fund's net asset value and overpayment of the advisers, the advisers will refund such overpayment.

60.   Disclosure captioned "Certain Provisions in the Declaration of Trust" states that: "To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of <u>not less than 75% of the outstanding shares</u>, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of 'a majority of the outstanding voting securities' (as defined in the 1940 Act) would be required." Explain to the staff how a vote by not less than 75% of the outstanding shares is consistent with the vote required by §§13(a)(1) and 2(a)(42)? We note the related disclosure in the next paragraph, to wit: "The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally."

61.   Disclosure captioned "Automatic Reinvestment Plan" indicates that the Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund. Disclose this matter in the summary.

62.   Appendix B – Gottex Performance Information appears at the end of the prospectus of Multi Endowment I. The appendix contains performance information regarding the management of another investment vehicle by the Fund's portfolio manager, its adviser, and its personnel which had substantially the same investment program as the Fund. In this connection, inform the staff as to the precedent on which this presentation is based. Identify the person or entity whose management resulted in the performance that is the subject of this appendix. Further, revise this disclosure consistent with the following:

- clarify the caption so as to make clear that the performance is not that of the Fund and to describe the source of the performance,
- describe the "Other Vehicle," the regulatory environment in which it operates, and whether its performance is based on a composite, and if so, whether any such composite is compliant with CFA standards,

- if its actual fees and expense are lower than those of the Fund, state that the use of the Fund's fee and expense structure would have lowered the performance results,
- confirm that the vehicle represented all accounts managed by the managers referenced therein managed using substantially similar objectives, strategies and policies,
- if other than the standard SEC method was use to calculate the performance, state that fact and explain how it was calculated, e.g., using GIPS,
- the average annual total return should be presented for only the 1, 5, and 10 year period, or the period since inception, and
- if performance is to be compared to other than a broad based index, name the index and why you believe it's appropriate.

Statement of Additional Information

63.   Disclose the diversification policies of the feeders and the masters.

64.   Fundamental Policy 2 states that the Fund will not issue senior securities except to the extent allowed by law and SEC policy. Add disclosure which explains the meaning of this statement, and, if different, the Fund's current policy regarding the issuance of senior securities. In this connection, indicate how much any one fund may borrow through debt, preferred or reverse repurchase agreements. Further, add disclosure which indicates whether a feeder fund may leverage to the fullest extent in conjunction with a master fund that is also fully leveraged?

65.   Disclosure under the caption "Management of the Funds" states that: "A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares." Please indicate whether, in this connection, the Fund will render assistance to shareholders as discussed in §16(c) under the 1940 Act?

66.   Revise the table caption which appears under the caption "Equity Securities Owned by Trustees" so as to clearly designate the trustees listed thereunder as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

67.   Disclosure under the caption "Financial Statements" states that: "Each Fund is newly organized and has not yet issued any financial statements. Financial statements for each Fund's first fiscal period will be available in the first shareholder report that the applicable Fund issues following the date of this SAI." Notwithstanding this statement, provide the financial statements required by §14 of the 1940 Act.

Part C – Signature Page

68.   Confirm that all the individuals specified in §6 of the Securities Act have executed the registration statements.

    *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statements.

Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filings. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of any preliminary prospectuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Funds requests acceleration of the effective date of the pending registration statements, they should furnish letters, at the time of such request, acknowledging that

- each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, June 24, 2010